SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 27, 2008

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 - 69
BOGOTA - COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

Comments by Ecopetrol on legal procedure initiated by Llanos Oil
In connection with the information published by certain media regarding a legal request initiated by Llanos Oil Exploration Ltd against Ecopetrol S.A. before a court of law in the Hague, Netherlands, Ecopetrol S.A. hereby informs:

1.
According to the information published by the media, a Summary Trial Judge in Netherlands accepted a request and granted six months the plaintiff to formalize the claim against Ecopetrol S.A. and present the supporting evidence.

2.
Ecopetrol S.A. has not been notified or served with any court documents or judicial decision rendered by a court in the Netherlands, nor does it have any knowledge of any legal action or proceeding brought against it in such jurisdiction.

3.
Ecopetrol´s bank accounts in Colombia or any other part of the world have not been seized or frozen. Ecopetrol S.A. owns no assets or holds any bank accounts in the Netherlands or in any other country in Europe.

4.
The request in the Netherlands is related to two contracts between Llanos Oil Exploration Ltd and Ecopetrol S.A (Las Nieves and Guatapuri), that were terminated by Ecopetrol S.A. (on July 18, 2000 and July 23 2003, respectively), after Ecopetrol S.A. repeatedly evidenced the continuous breach of Llanos Oil Exploration Ltd, of the terms of the agreements and despite multiple opportunities granted to that company to cure the breaches.

5.
Despite the aforesaid and since then, Llanos Oil Exploration Ltd has begun a campaign of misinformation and defamation against Ecopetrol S.A. and its employees, which have failed due to the facts at hand and the weakness of the arguments presented by Llanos Oil Exploration Ltd.

6.
Llanos Oil brought law suits against Senior Officers of the Colombian Government in Federal Courts of the United States due to supposed allegations of corrupt actions. The suits were dismissed by the judge after the presentation of evidence by the Government and Ecopetrol S.A.

7.
Ecopetrol S.A. plans to use all the legal means available to it in order to defend its interests and favorably resolve this legal request. As it already happened in 2005 in the Federal Court of the United States, Ecopetrol S.A. expects that the result of this procedure will be favorable to it.

Bogotá D.C., Octubre 27 de 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  October 27, 2008

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer